SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of June 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Ryanair Holdings Plc

14th June 2006


Re: Holding in Company


A Letter from Fidelity International dated 13th June 2006 to Ryanair Holdings Plc, received by Ryanair Holdings Plc on the 13th June 2006

Re: Section 67, Companies Act Notice of Interest in Voting Shares

Enclosed are amended notifications of disclosable interests under the Irish Companies Act 1990. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of Clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.



These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein was acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries both being non-beneficial holders.

If you have any questions please contact Teresa Garry on email.

Fil-regulatoryreporting@uk.fid-intl.com  or via Fax on 01737 837 450.





Yours faithfully



Teresa Garry

Regulatory Reporting Analyst





Amendment 37





NOTIFICATIONS UNDER SECTION 67 - IRISH COMPANIES ACT



1.        Company in which shares are held: Ryanair Holdings PLC

2.        Notifiable Interest: Ordinary Shares


(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109



Parent holding company of Fidelity Management & Research

Company (FMRCO), Investment manager for US mutual funds, and

Fidelity Management Trust Company (FMTC), a US state chartered

Bank which acts as a trustee or investment manager of various pension and trust accounts.

(See Schedule A for listing of Registered Shareholders and their holdings).



(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda



Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), Fidelity Gestion

(FIGEST, Fidelity Investments Advisory (Korea) Limited (FIAKL), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management
(FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International
(FII), investment managers for various non-US investment companies can institutional clients.



3.       The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109



A principal shareholder of FMR Corp. and Fidelity International Limited.



4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985



5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.



6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a

Right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.





By Rani Jandu

Regulator Reporting Manager, FIL - Investment Compliance

Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter, by and on behalf of FMR Corp and its direct and indirect


Subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.





Schedule A



Security: Ryanair Holdings Plc



Current ownership percentage:                           14.02%

Total Shares Held                                  111,322,806

Shares in issue;                                   770,844,837



Change in holdings since last filing:  +3,755,696 ordinary shares



Shares Held                        Management Company                 Nominee/Registered name

13,397,450                         FMTC                               JPMORGAN CHASE BANK

320,000                            FMTC                               STATE STREET BANK AND TR CO

4,000                              FMTC                               CIBC MELLON TRUST

42,969,285                         FMRCO                              BROWN BROTHERS HARRIMAN AND CO

                                                                      JPMORGAN CHASE BANK

5,915,000                          FMRCO                              MELLON BANK N.A.

4,664,550                          FMRCO                              CITIBANK NA

2,052,500                          FMRCO                              STATE STREET BANK AND TR CO

269,000                            FMRCO                              JP MORGAN, BOURNEMOUTH

1,590,000                          FIL                                BROWN BROTHERS HARRIMAN AND CO

3,290,000                          FMRCO                              JP MORGAN, BOURNEMOUTH

                                                                      STATE STR BK AND TR CO LNDN (S NORTHERN
                                                                      TRUST LONDON
1,769,509                          FPM
                                                                      BANK OF NEW YORK BRUSSELS
544,792                            FPM
                                                                      JP MORGAN, BOURNEMOUTH
292,354                            FPM
                                                                      BROWN BROS HARRIMN LTD LUX
100,105                            FPM
                                                                      BANK OF NEW YORK BRUSSELS
7,603,885                          FISL
                                                                      NORTHERN TRUST LONDON
24,589,748                         FIL
                                                                      BNP PARIBAS, PARIS
890,241                            FIL
                                                                      BNP PARIBAS, PARIS (C)
319,783                            FIL
                                                                      BROWN BROTHERS HARRIMAN AND CO
142,900                            FIL
                                                                      CDC FINANCE
118,100                            FIL

13,900                             FIJ



351,700                            FIGEST







This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  14 June 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director